599 Lexington Avenue
New York, NY 10022-6069
+1.212.848.4000

FILED VIA EDGAR

April 5, 2019

Mark Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, DC 20549

Re:                             Victory Portfolios II
File Nos.: 333-181176 and 811-22696

Dear Mr. Cowan:

On behalf of Victory Portfolios II (the “Registrant”), we submit this response to the comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Post-Effective Amendment No. 65 to the Registrant’s Registration Statement on Form N-1A (File No.: 333-181176), filed on January 22, 2019 (“Form N-1A”).

We expect that the Registrant will file with the Commission a post-effective amendment to the Form N-1A pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended (the “1940 Act”), on or about April 5, 2019, incorporating the responses to the Staff’s comments described below.

Below we identify in bold the Staff’s comments, and note in regular type our responses.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-1A.  We have attempted to accurately restate the Staff’s comments, which were provided on March 1, 2019.  Page references correspond to the PDF version of the Form N-1A.

When a comment specific to any one Fund applies to other Funds, we will conform the disclosures with respect to the other Funds so that the disclosures are consistent, even if we do not identify whether a comment applies in other cases.  In addition, when a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

1)             Page 1:  Please confirm supplementally that the Funds will not be sold pursuant to the registration statement until after the merger is consummated.

Response:  The Registrant confirms that shares of the Funds will not be sold pursuant to the registration statement until after the merger is consummated.

2)             Page 1:  Please identify in your response all ETF exemptive orders related to the Funds.

Response:  The Registrant’s two ETF exemptive orders are as follows:

•                  Passive Index ETF Order: On March 3, 2015, the Commission issued an Order (Investment Company Act Release No. 31493; File No. 812-14409) with respect to the Registrant’s application on December 31, 2014, and an amendment to the application on January 26, 2015, requesting an order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a)(1) and 17(a)(2) of the 1940 Act.

•                  Active ETF Order: On March 6, 2019, the Commission issued an Order (Investment Company Act Release No. 33390; File No. 812-14985) with respect to the Registrant’s application on December 18, 2018, and an amendment to the application on February 1, 2019, requesting an order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

3)             Page 4:  Please provide the basis for using “USAA” in the name of the Funds.

Response:  The Registrant intends to retain the USAA brand used by each Fund’s predecessor fund for consistency and general brand-recognition among investors.  The Registrant further notes that, for similar reasons, in the case of the two fixed income Funds, the investment team who will be responsible for managing those Funds will be called “USAA Investments,” so retaining the USAA brand in the Fund name is consistent with our naming convention for other Victory-advised funds.

The Registrant also notes that pursuant to the terms of the agreement concerning the acquisition of USAA Investment Management Company (“AMCO”) by Victory Capital Holdings Inc., and the integration of AMCO into the Victory Capital Management Inc. (“Victory Capital”) organization, Victory Capital is permitted to use the USAA brand in the name of the Funds upon closing.

4)             Page 4, Fees and Expenses of the Fund, Footnote (1):  Please confirm that the expenses are being estimated due to the difference in the expense structure of the Victory Funds.

Response: The Registrant confirms the expenses shown in the Fee and Expense tables for each Fund reflect the Registrant’s estimation of expenses.

5)             Page 4, Fees and Expenses of the Fund, Footnote (2):  Please confirm that the Registrant conducted a FAS 5 analysis and concluded that recoupment is not probable.  Please also confirm that the Registrant provided the Funds’ auditor with a FAS 5 analysis.

Response:  The Registrant represents that, consistent with its procedures, it will conduct the FAS 5 analysis with respect to recoupment and transmit the analysis to the independent auditors.  The Acquiring Funds have not yet commenced operations and cannot recoup waived fees or reimbursed expenses amounts incurred prior to the Reorganizations, so any such analysis can only be done prospectively.

The Registrant does not believe that the conditions of FAS 5 will require the Registrant to record a liability for the potential recapture of expenses waived or reimbursed.  FAS 5 states that, in order to accrue a loss contingency, two conditions must be met: (1) it must be probable that an asset has been impaired or a liability has been incurred; and (2) the amount of loss can be reasonably estimated.  The Registrant does not believe that either condition has been met.  In order for the event to be probable and able to be estimated, net assets for the Funds would have to increase significantly and/or expenses would have to significantly decrease.  The Registrant further believes that the conditions noted under CON 6 paragraph 36 and AAG 8.07 (2014) do not require the Registrant to treat the potential recapture to qualify as a liability.  The Registrant notes that, in its experience, very little expense reimbursements are recaptured within the time period allowed under the Expense Limitation Agreement.  The Registrant records this type of liability when it believes that the conditions have been met.

The Registrant notes that the Staff has previously raised similar comments related to the treatment of recoupment.  The Registrant refers the Staff to its recent letter dated March 1, 2019 in response to the Staff’s comments relating to the proxy statement/prospectus pertaining to the Funds as filed as EDGAR correspondence on that date.

6)             Page 4, Fees and Expenses of the Fund, Footnote (2):  Please include “after giving effect to the recouped amount.”

Response: The Registrant will revise the Form N-1A consistent with the Staff’s comment.

7)             Page 4, Expense Example:  Please state that the example applies whether you hold or sell all of the shares of the Fund.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

8)             Page 4, Expense Example, second to last sentence:  Please delete if in fact the waiver/reimbursement is not expected to be triggered.  The Staff notes that the fee table states that the fee waiver and expense reimbursement amount is 0.00%.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

9)             Page 5, Portfolio Turnover:  Please make it clear that this was the portfolio turnover of the predecessor fund.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

10)      Page 5, Principal Investment Strategies, first paragraph, second sentence:  Please state that derivatives counted towards the 80% policy will be valued at market value, rather than at notional value.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

11)      Page 5, Principal Investment Strategies, first paragraph, last sentence:  Please disclose whether investments in below-investment-grade securities include distressed debt or defaulted securities.  Please also specify the lowest rating of non-investment grade securities in which the Fund intends to invest.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

12)      Page 5 and 36 Principal Investment Strategies and pages 20 and 27, Derivative Risks:  Please include a more detailed discussion of “futures, foreign exchange derivatives, options, and swaps.”  Please also add specific risk disclosure as to each.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

13)      Page 5, Principal Risks of Investing in the Fund:  Please note that risks should not be in alphabetical order and should be listed in order of significance.  See Director’s speech Oct 25, 2018 and IMGU 2014-08.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

14)      Page 5, Principal Risks of Investing in the Fund, Asset-Backed and Mortgage-Backed Securities Risk:  Please identify the types of mortgage-backed securities (“MBS”) and asset-backed securities (“ABS”) in the strategy.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

15)      Page 5, Principal Risks of Investing in the Fund, Asset-Backed and Mortgage-Backed Securities Risk:  If true, please add that the liquidity of non-agency or privately issued ABS and MBS, in particular, those that are rated as non-investment grade, may change dramatically over time.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

16)      Page 5, Principal Risks of Investing in the Fund, Debt Securities or Bond Risk:  Please consider whether the statement regarding the Federal Reserve raising interest rates should be revised in light of the recent announcement by Federal Reserve that it is softening its position regarding raising interest rates.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

17)      Page 6, Derivatives Risk:  Please add discussions of leverage risk.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

18)      Page 6, Exchange-Traded Fund (“ETF”) Risk, second sentence:  Please add “particularly in times of market stress.”

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

19)      Page 6, Exchange-Traded Fund (“ETF”) Risk, second sentence:  For clarity, please consider disclosing that this can be reflected as a spread between the bid and ask prices for the ETF.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

20)      Page 6, Exchange-Traded Fund (“ETF”) Risk, fourth sentence:  Please confirm to the Staff that AFFE is included in other expenses in the fee table above; otherwise if AFFE exceeds 0.01%, please include the appropriate sub-caption.

Response:  The Registrant confirms that any such AFFE amounts are reflected in the Funds’ fee and expense tables consistent with the Staff’s comment.  These amounts do not exceed 0.01%.

21)      Page 6, Exchange-Traded Fund (“ETF”) Risk:  Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to variances between the market price of the ETF’s shares and the underlying value of those shares.  Please also add to authorized participant concentration risk as applicable.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

22)      Page 6, Liquidity Risk:  Please disclose that, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings.  Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Registrant will revise the Form N-1A consistent with the Staff’s comment.

23)      Page 7 and 38, Securities Lending Risk:  Please consider whether securities lending is a principal strategy.  If so, please include the appropriate disclosure.

Response:  The Registrant has determined that the securities lending is not a principal strategy and will revise the Form N-1A to remove securities lending risk as a principal risk, consistent with the Staff’s comment.

24)      Page 7, 22 and 38, Seed Investor or Large Shareholder Risk:  Please confirm if seed investor risks are still applicable for the Funds.

Response:  The Resistant confirms that these risks are still considered to be principal risks for the Funds.

25)      Page 9, Portfolio Managers:  Please clarify that “Since Inception” in the table means since inception of the predecessor funds.

Response:  The Registrant has considered the Staff’s comment and believes the disclosure is appropriate.  The Registrant notes that page 24 of the Form N-1A provides additional clarifying information with respect to the portfolio managers’ tenure and the predecessor funds.

26)      Page 9, 40, 46, 53 and 60, Purchase and Sale of Shares, second sentence:  Please confirm this is accurate for all Funds, since it appears to conflict with the SAI.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

27)      Page 11, Principal Investment Strategies:  What are the differences between the VictoryShares USAA Core Intermediate-Term Bond ETF and VictoryShares USAA Core Short-Term Bond ETF.  The strategy and risk disclosure are virtually identical.

Response:  The Registrant notes that the VictoryShares USAA Core Short-Term Bond ETF primarily invests in securities that have a dollar-weighted average portfolio maturity of three years or less.  While similar, the VictoryShares USAA Core Intermediate-Term Bond ETF primarily invests in securities that have a dollar-weighted average portfolio maturity of three to ten years.  The Registrant notes that the VictoryShares USAA Core Intermediate-Term Bond ETF will invest at least 35% of its net assets in government obligations under normal circumstances.

While the principal strategies differ in accordance with the above, the Registrant believes that the risks for each shareholder are identical.

28)      Page 16, Additional Fund Information, Investments:  Please confirm the investment objectives and whether they can be changed without shareholders’ approval per Item 9(a).

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

29)      Page 16, Additional Fund Information, Investments:  Is the parenthetical “(except the International Funds)” applicable?

Response:  The Registrant will delete the cited language.

30)      Page 19, Convertible Securities Risk:  The Staff notes that this risk was not identified in the Summary, nor was there a related strategy.  Is this an applicable principle risk?  Also, if the Fund invests or expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate.  The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the

CoCos (e.g., the credit quality, the conversion triggers).  If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure.  In addition, please supplementally inform the Staff whether the Fund intends to invest or currently invests in CoCos and the amount the Fund currently invests in CoCos.

Response:   The Registrant notes that the Short-Term Bond Fund invests in convertible and preferred securities, but they are generally a small portion of the Fund (less than 10% of total assets).  This Fund does not intend to buy CoCos as a principal investment strategy, but could invest in them in small portions in the future.

The Registrant notes that the Intermediate-Term Bond Fund does not typically own convertibles, preferred stock or CoCos. While the Fund does not intend to use the securities as a principal investment strategy, it could invest in them in small portions in the future.

The Registrant will revise the Form N-1A consistent with the Staff’s comment.

31)      Page 21, European Economic Risk:  Consider whether this disclosure needs to be updated in light of recent events.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

32)      Page 22 and Page 68, Preferred Stock Risk:  This risk was not identified in the Summary, nor was there a related strategy.  Please revise as appropriate.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

33)      Page 22, Repurchase Agreement Risk:  This risk was not identified in the Summary, nor was there a related strategy. Please revise as appropriate.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

34)      Page 26, Share Trading Prices:  Please include disclosure regarding “intraday indicative value” (“IIV”) for the Funds, including (a) how the IIV is calculated (i.e., whether the IIV is based on the index, on the portfolio or on the basket), (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings (e.g., in the case of international ETFs, stale prices from closed foreign markets updated only for currency changes).  Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of

IIV as an indicator of current market value of ETF shares.  If there are such circumstances, please consider noting that potential as a principal risk.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

35)      Page 36, Principal Investment Strategies, first paragraph:  Please include License Agreements as exhibits.

Response:  The Registrant notes that certain terms of the License Agreements are still subject to negotiation.  The Registrant will include the License Agreements as Exhibits to future regitration statements.

36)      Page 36, Principal Investment Strategies, third paragraph:  Please describe the reconstitution process, including frequency thereof, explaining how and when the Index changes.  Please also disclose the Index weighting methodology, explaining how components of an index are weighted (e.g., free float-adjusted capitalization-weighted, price-weighted, equal-weighted or fundamentally-weighted, among others).

Response:  The Registrant has considered the Staff’s comment and believes that the disclosure is appropriate as stated.

37)      Page 36, Principal Investment Strategies, third paragraph, second sentence:  Please disclose the number or range of the number of Index constituents based on discussion in next paragraph.

Response:  The Registrant has considered the Staff’s comment and believes that no changes to the principal investment strategies are required.  The Registrant notes that each Fund’s index is diversified and that including additional information about the number or range of the index constituents would not be meaningful to shareholders.

38)      Page 36, Principal Investment Strategies, fourth paragraph, first sentence:  Please consider changing “may invest” to “will invest.”  The strategy used to track the Index should be specified.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment and Comment 39 below.

39)      Page 36, Principal Investment Strategies, fourth paragraph, third sentence:  Does the Fund follow sampling or replication?  This should be clarified.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment to clarify the methodology used.

40)      Page 36, Principal Investment Strategies, fifth paragraph:  Please clarify that these derivatives are futures and swaps or specify the derivatives the fund intends to use.  Add in item 9 risk disclosure applicable to futures and swaps and any other derivatives the fund principally invests in.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

41)      Page 36, Principal Investment Strategies, sixth paragraph:  Please disclose whether the Index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Index is concentrated.  Also, instead of “expected to” say “the Fund will be concentrated….”

Response:  The Registrant notes that none of the underlying indices currently concentrate in any industry or group of industries.  The Registrant will update the disclosure to state that “the Fund will concentrate its investments…,” consistent with the Staff’s comment.

42)      Page 36, Concentration Risk:  If currently concentrated in a particular industry, please disclose specific risks.

Response:  The Registrant notes that none of the underlying indices currently concentrate in any industry or group of industries.

43)      Page 37, Management Risk:  Since this is an index fund, please consider including passive management risk.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

44)      Page 42, Principal Investment Strategies, first paragraph:  Please clarify that the “small capitalization companies” are all U.S. issuers in accordance with Rule 35d-1.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

45)      Page 61 Additional Fund Information:  Please consider revising the disclosure in accordance with Item 9(a).  Also, this Item 9 strategy and risk disclosure seems virtually identical to the Item 4 disclosure.  The Item 4 disclosure is to be a summary of the more detailed information provided in response to Item 9(b) and (c).  Please consider revising so that it is consistent with the requirements of Items 9(b) and (c).  See also IMGU-2014-08 and Oct 25, 2018 speech.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

46)      Page 64, second to last paragraph:  Is this the same test that MSCI Emerging Market Index follows?

Response:  The Registrant notes that the Fund invests in the constituent securities of the Index, which is determined by the Index Provider.  The Registrant notes the methodology described in the Form N-1A is that followed by the Index Provider to determine the MSCI Emerging Market Index’s constituent securities.

47)      Page 64, second to last paragraph, number (5) and (6):  How are “(5) company’s history, and (6) the country in which investors consider the company to be most appropriately classified” relevant factors?

Response:  The Registrant notes that the Fund invests in the constituent securities of the Index, which is determined by the Index Provider.  As noted in the disclosure, the stated criteria for determining an issuer’s country classification is established by the Index Provider. The Adviser concurs with the Index Provider’s criteria of company history and investor consideration as two of many factors that may be relevant in determining an issuer’s country classification. The Registrant further notes that these are two of many factors that may be used to make the determination and neither is definitive.

The Registrant also refers the Staff to Comment 3 of the comment response letter dated September 19, 2017, regarding the predecessor funds (https://www.sec.gov/Archives/edgar/data/1573099/000168386317000281/filename1.htm).

48)      Page 64, second to last paragraph, number (4):  Does this mean that 50% of assets or revenue in emerging market countries?  The Staff cannot tell if the Fund is using different criteria than the MSCI Emerging Market Index to determine if it is an emerging market investment.  Please consider if the Fund follows the same criteria as the MSCI Emerging Market Index?

Response:  The Registrant notes that the Fund invests in the constituent securities of the Index, which is determined by the Index Provider.  As noted in the disclosure, the stated criteria for determining an issuer’s country classification is established by the Index Provider. The Adviser concurs with the Index Provider’s criteria of assets and revenue as two of many factors that may be relevant in determining an issuer’s country classification.  The Registrant further notes that these are two of many factors that may be used to make the determination and neither is definitive.

49)      Page 83 (SAI), second to last paragraph and Page 117:  This is different than what is disclosed in most of the Funds’ prospectuses.  Please reconcile all disclosure in the prospectuses and SAI regarding how purchase and redemptions will be done.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

50)      Page 86 (SAI), first full paragraph, in the second sentence:  Please change to “if the Fund segregates assets or covers in accordance with applicable SEC or staff guidance.”

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

51)      Page 86 (SAI), Concentration, first sentence:  Please add “may not.”

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

52)      Page 89 (SAI), Brexit:  Please update as applicable.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

53)      Page 97 (SAI), Illiquid Securities:  Please revise so it is consistent with Rule 22e-4(a)(8).  “An illiquid investment is any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.”

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

54)      Page 118 (SAI), Timing of Submission of Purchase Orders, first paragraph:  Please disclose the Cut-off Time.

Response:  The Registrant will revise the Form N-1A consistent with the Staff’s comment.

55)      Page 118 (SAI), Timing of Submission of Purchase Orders, second paragraph:  It appears that the Fund may impose an early cut-off time for some orders.  Earlier disclosure states that the information is published at 9:30 am each day.  Please confirm that each Fund’s basket assets (and portfolio holdings (to the extent the Fund discloses portfolio holdings daily)) are made publicly available sufficiently in advance of the cut-off time so an AP may consider such information before placing an order or revise disclosure.  Please also confirm that any early cut-off will be after the prior Business Day’s NAV is calculated.  See Rule 22c-1.

Response: The Registrant confirms that each Fund’s basket (and portfolio holdings (to the extent the Fund discloses portfolio holdings daily)) is made publicly available prior to 9:30 a.m. each business day, which it believes is sufficiently in advance of the cut-off time for an AP to consider such information before placing an order.

56)      Page 132 (SAI):  Please revise all disclosure in the SAI where response to an item is based on the predecessor Funds’ information to so indicate (e.g. all information below regarding advisor relates to predecessor advisor).

Response:  The Registrant will clarify the disclosure consistent with the Staff’s comment.

57)      Page 181 (SAI):  Please include an opinion of counsel for each of the new series with respect to the legality of the shares offered.

Response:  The Registrant will include an opinion of counsel regarding legality of shares consistent with the Staff’s comment.

Should you have any additional questions concerning the filing, please call me at (212) 848-4100.

Very truly yours,

Jay G. Baris

cc:           Leigh A. Wilson, Chair, Victory Portfolios

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Scott Stahorsky, Victory Capital Management Inc.

Nathan Greene, Shearman & Sterling LLP

Matthew J. Kutner, Shearman & Sterling LLP